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                                                                      EXHIBIT 99




     IMMEDIATELY                                             TAMMY HUBACEK


                          MET-COIL SYSTEMS CORPORATION

                             INTRODUCES NEW PRODUCT,
                      REPORTS PROFIT THROUGH SECOND QUARTER

CEDAR RAPIDS, IA - DECEMBER 22, 1998 - Met-Coil Systems Corporation (METS), a supplier of advanced sheet metal forming equipment, fabricating equipment and glass processing technologies for the global market, announces the introduction of a new product and a profitable second quarter.

LAUNCH OF NEW PRODUCT

Met-Coil continues to develop and launch innovative, new products to broaden its product line and capitalize on opportunities in new markets. This is evidenced by the recent introduction of an automated screen rolling machine to the window fabrication industry. With the unique ability to automatically and accurately insert splines into tracks on window or door screens, the Screen Express(TM) and its potential patents has the ability to revolutionize the industry by automating what has, up until now, been a costly, inefficient and manual process.

"In addition to the obvious efficiency advantage, the machine will also reduce laborious, repetitive motion which can cause health risks for employees and manufacturers", reports James Heitt, President and Chief Operating officer of Met-Coil. The Company will begin shipments of the new product in it's third quarter.

SECOND QUARTER RESULTS AND SIX-MONTH PERFORMANCE

Due to lower materials cost for the products being manufactured, gross margin and net income have improved for second quarter and the first half of fiscal 1999 compared to the same period last year. Net income for the quarter ended November 30, 1998 was $1.0 million or $.23 diluted earnings per share (which included income tax credits of $235,000) compared to net income of $662,000 or $.15 diluted earnings per share for the second quarter of last year. Net income for the six months ended November 30, 1998 was $1.9 million or $.43 diluted earnings per share. A year ago, net income for six months was $839,000 or $.16 diluted earnings per share.


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MET-COIL SYSTEMS CORPORATION / PAGE 2


Revenues for the quarter ended November 30,1998 were $11.6 million compared to $12.4 million for the same period last year. For the six months ended November 30, 1998 revenues were $22.0 million, compared to $22.9 million last year. Company-wide order backlog at the end of second quarter was nearly $16.0 million, compared to $14.4 million one year ago. In the first half of the fiscal year, the Company has reduced it's long term debt by $600,000.

Met-Coil is headquartered in Cedar Rapids, Iowa. Its operating units and affiliates include Iowa Precision Industries, Inc. also in Cedar Rapids; Met-Coil Ltd., Ayase, Japan; and The Lockformer Company and Met-Coil Ltd.-USA, both in Lisle, Illinois. The Company markets its machinery and metal fabrication systems primarily through a worldwide distributor network.

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